# AUTOCALLABLE MARKET-LINKED STEP UP NOTES

## Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket

| | |
|---|---|
| **Issuer** | HSBC USA Inc. ("HSBC") |
| **Principal Amount** | $10.00 per unit |
| **Term** | Approximately five years, if not called |
| **Market Measure** | An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: "SX5E"), the FTSE® 100 Index (Bloomberg symbol: "UKX"), the Nikkei Stock Average Index (Bloomberg symbol: "NKY"), the Swiss Market Index® (Bloomberg symbol: "SMI"), the S&P/ASX 200® Index (Bloomberg symbol: "AS51") and the Hang Seng® Index (Bloomberg symbol: "HSI"). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index® and the S&P/ASX 200® Index will be given an initial weight of 7.50%, and the Hang Seng® Index will be given an initial weight of 5.00%. |
| **Automatic Call** | The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level |
| **Call Level** | 100% of the Starting Value |
| **Observation Dates** | Approximately one year, two years, three years and four years from the pricing date |
| **Call Amounts** | [$10.65 to $10.75] if called on the first Observation Date, [$11.30 to $11.50] if called on the second Observation Date, [$11.95 to $12.25] if called on the third Observation Date, and [$12.60 to $13.00] if called on the final Observation Date, each to be determined on the pricing date |
| **Payout Profile at Maturity** | • If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment<br>• If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure<br>• 1-to-1 downside exposure to decreases in the Market Measure beyond a 15% decline, with up to 85% of the principal amount at risk |
| **Step Up Value** | 140% of the Starting Value |
| **Step Up Payment** | $4.00 per unit, a 40% return over the principal amount |
| **Threshold Value** | 85% of the Starting Value |
| **Investment Considerations** | This investment is designed for investors who anticipate that the Market Measure will not decrease over the term of the notes, are willing to take downside risk below a threshold and forgo interim interest payments, and are willing to have their notes called prior to maturity. |
| **Preliminary Offering Documents** | [*] |
| **Exchange Listing** | No |

*You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.*

<u>**Risk Factors**</u>

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- If your notes are not called prior to maturity, depending on the performance of the Basket as measured shortly before the maturity date, you may lose up to 85% of the principal amount.
- If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.
- Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.
- You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
- Your return on the notes may be affected by factors affecting the international securities markets, specifically markets in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities included in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market

*Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.*



Note Return at Maturity
Direct Investment in Market Measure, Excluding Dividends

*The graph above and the table below assume that the notes are not called on any Observation Date and reflect the hypothetical return on the notes at maturity. The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.*

| Hypothetical Percentage Change from the Starting Value to the Ending Value | Hypothetical Redemption Amount per Unit | Hypothetical Total Rate of Return on the Notes |
|---|---|---|
| -100.00% | $1.50 | -85.00% |
| -75.00% | $4.00 | -60.00% |
| -50.00% | $6.50 | -35.00% |
| -20.00% | $9.50 | -5.00% |
| -15.00%[1] | $10.00 | 0.00% |
| -10.00% | $10.00 | 0.00% |
| -5.00% | $10.00 | 0.00% |
| 0.00% | $14.00[2] | 40.00% |
| 10.00% | $14.00 | 40.00% |
| 20.00% | $14.00 | 40.00% |
| 30.00% | $14.00 | 40.00% |
| 40.00%[3] | $14.00 | 40.00% |
| 50.00% | $15.00 | 50.00% |
| 60.00% | $16.00 | 60.00% |
| 65.00% | $16.50 | 65.00% |

(1) This hypothetical percentage change corresponds to the Threshold Value.
(2) This amount represents the sum of the principal amount and the Step Up Payment of $4.00.
(3) This hypothetical percentage change corresponds to the Step Up Value.